Exhibit 99.1

Alexco Files Management Information Circular in Connection with Virtual Annual General Meeting of Shareholders

VANCOUVER, April 27, 2020 /CNW/ - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the "Company") is pleased to announce that it has mailed a notice of meeting and management information circular (the "Circular") to its shareholders of record as of April 20, 2020 in connection with its virtual Annual General Meeting of shareholders (the "Meeting") to be held virtually at https://web.lumiagm.com/278974290 on Thursday, June 4, 2020, at 1:30 p.m. (Pacific Time).

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

Alexco encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and are available on our website at www.alexcoresource.com/investors/annual-general-meeting/.

Meeting Matters

Shareholders will be asked to vote on the following:

  To receive and consider the report of the directors and the consolidated financial statements together with the auditors' report thereon for the year ended December 31, 2019;
  To fix the number of directors at seven;
  To elect directors for the ensuing year;
  To appoint the auditors for the ensuing year; and
  To approve and ratify the grant of certain equity-based incentive awards in 2019 to the independent directors.

The Board of Directors of Alexco recommends that shareholders vote in favour of all proposed items.

Due to the rapidly evolving global coronavirus (COVID-19) public health emergency and in consideration of the health and safety of our shareholders, colleagues and our broader community, this year's Meeting will be held in a virtual meeting format only. A virtual-only meeting format is being adopted to enfranchise and give all shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19.

Shareholder Information and Questions

Alexco shareholders who have questions about the Circular, or require assistance with voting their shares can contact Alexco at:

North America Toll Free: 1-844-392-3035
Email: info@alexcoresource.com

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District (the "District") in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing a development plan for the District. In 2019, the Company published a positive pre-feasibility study  that estimates production of 1.12 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2020/27/c0473.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 08:00e 27-APR-20